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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                   REGISTRATION NUMBER 333-75358

                                  PROSPECTUS

                             CARDIAC SCIENCE, INC.

                               19,734,000 SHARES

                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of up to 19,734,000 shares of our common stock, which is held by some of our current stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "DFIB." On January 4, 2002, the average of the high and low price for the common stock was $4.13.

     The common stock offered involves a high degree of risk. See "Risk Factors" commencing on page 3 for a discussion of some important risks you should consider before buying any of our common stock.

                              ____________________


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS JANUARY 10, 2002.
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                               TABLE OF CONTENTS
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Cardiac Science, Inc........................................................   1

Risk Factors................................................................   3

Forward-Looking Statements..................................................   8

Where You Can Find More Information.........................................   9

Information Incorporated By Reference.......................................   9

Use Of Proceeds.............................................................  10

Plan Of Distribution........................................................  10

Selling Stockholders........................................................  12

Legal Matters...............................................................  13

Experts.....................................................................  13
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                                       i
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                             CARDIAC SCIENCE, INC.

     We develop, manufacture and market automatic external cardiac defibrillators, or AECDs, which are medical devices used for the treatment of sudden cardiac arrest. According to the American Heart Association, approximately 350,000 people die annually in the United States from sudden cardiac arrest, nearly one third of whom die in hospitals. For every minute that passes from the onset of sudden cardiac arrest, a person's survival rate decreases by 10% or more. Clinical studies have shown that the average survival rate for patients suffering an in-hospital cardiac arrest is about 15% - a rate that has not changed since the 1960s. The American Heart Association and other major resuscitation councils around the world have acknowledged that immediate defibrillation therapy is the single most important factor in determining the survival rate of sudden cardiac arrest victims.

     Our technology platform consists of proprietary arrhythmia detection and discrimination software (RHYTHMx ECD(TM)), defibrillation hardware and electrode technology, which are combined to create a line of fully automatic external cardioverter defibrillator ("AECD(R)") devices. These AECDs are designed to be prophylactically attached to patients at temporary risk of sudden cardiac arrest, and

     .    to continuously monitor a patient's heart rhythms,

     . to instantly and accurately detect the onset of any life-threatening arrhythmias, and

     . when appropriate and without human intervention to automatically deliver potentially life saving defibrillation shocks within seconds to convert a patient's heart back to its normal rhythm.

     We believe that our proprietary technology will help to create a new standard of care by significantly increasing the survival rate of patients suffering sudden cardiac arrest.

     Our first AECD product, the Powerheart(R), was introduced into the United States in February 2000, and is the only FDA cleared, fully automatic non-invasive external cardioverter defibrillator device. In addition, we are currently developing three additional AECD products:

     . Cardiac Rhythm Module(TM)- formerly referred to as our Automatic Defibrillator Module, the Cardiac Rhythm Module, or "CRM," is a portable, fully automatic defibrillator module designed to work as a stand-alone defibrillator, or in conjunction with existing third party patient monitoring systems. Functionally, the CRM is designed to provide complete rhythm management capabilities, including external pacing and has been developed to replace the first generation Powerheart in-hospital device. The CRM is considerably smaller in size, lower in cost and more flexible than its predecessor.

     . Powerheart AED(TM)- The Powerheart AED incorporates our proprietary RHYTHMx ECD software into the Survivalink automated external defibrillator ("AED") product. In addition to the patented RescuReady(R) product features, the new Powerheart AED will be the only AED that can be attached to and continually monitor patients whether they are conscious or unconscious.

     . Personal Wearable Defibrillator(TM)- The Personal Wearable Defibrillator, or "PWD," is a small, wearable, fully automatic defibrillator designed to be worn by patients who are ambulatory within a hospital setting or home environment, and who are at temporary risk of sudden cardiac arrest for a period of days or weeks.

     Our business strategy in the hospital market is centered on rapidly building an installed base of AECD devices in order to maximize the potential recurring revenue associated from sales of our single use, disposable defibrillator electrodes. All of our AECD devices are designed to utilize our proprietary defibrillator electrodes, which for sanitary, safety and performance reasons, must be changed once every 24 hours. Our disposable defibrillator electrodes feature "smart chip" technology, designed to ensure that only our electrodes will be used with devices utilizing our proprietary technology. We are marketing our AECD devices directly to hospitals in the United States, and through country specific distributors in the rest of the world. We intend to acquire or enter into strategic alliances with other defibrillator and patient monitoring equipment manufacturers in order to more rapidly increase the adoption of our AECD devices and technology.

     In February 2001, we entered into a definitive agreement to acquire Survivalink Corporation ("Survivalink"), a Minneapolis, Minnesota based developer, manufacturer and marketer of AEDs. On September 26, 2001, we consummated the transaction, acquiring Survivalink for $10.5 million in cash, $25.8 million in notes payable in 18 months, with an optional 6 month extension, and 18.15 million shares of our common stock.

     The acquisition of Survivalink allows us to leverage certain technological and operational synergies and gain an immediate foothold in the rapidly growing AED market. Our wholly owned subsidiary, Survivalink, designs, manufactures and markets AEDs and related products. These devices are portable, emergency medical defibrillators that are intended for use by minimally trained rescuers in the treatment of sudden cardiac arrest in a wide variety of markets outside the hospital. The Survivalink AED is the only defibrillator with true one-button operation and pre-connected, interchangeable electrodes and has an exclusive RecsuReady self-testing feature which allows an operator to ensure that the battery, circuitry and electrodes are functioning properly. We have integrated our RHYTHMx ECD software into the Survivalink AED in order to allow the product to be the only AED that can continuously monitor a patient even when the patient is unconscious but is at risk or experiencing symptoms of cardiac arrest. We have also integrated certain Survivalink biphasic defibrillation waveform technology into our new CRM product.

     We own 62 patents and have 10 patent applications pending relating to our core technology and to technology developed by Survivalink. We intend to continue to file additional patent applications relating to our technology.

     Our executive offices are located at 16931 Millikan Avenue, Irvine, California 92606. Our telephone number is (949) 587-0357, and our website is http://www.cardiacscience.com. Information contained on our website, or other sites linked to it, does not constitute a part of this prospectus.

Recent Developments

     Direct Private Placement

     On September 21, 2001, we received shareholder approval to sell up to $35 million of our common stock, at the greater of $2.00 per share or a 25% discount to the 20-day average closing price prior to the sale, to finance the proposed acquisition of Survivalink and to provide working capital. We raised gross proceeds of $28.4 million through the sale of 14.2 million shares of our common stock at $2.00 per share to U.S. and foreign institutional investors and existing investors.

     CIBC Private Placement

     On November 20, 2001, we completed a private placement of 4,750,000 shares of our common stock. CIBC World Markets acted as the Company's placement agent in raising $9,642,500 through this placement with U.S.-based qualified and accredited institutional buyers at $2.03 per share. The funds raised in the CIBC private placement will be used to expand the Company's AED sales force and for other general corporate purposes.

     Completion of Acquisition of Artema Medical AB

     In January 2001, we announced an offer to acquire Artema Medical AB, a publicly traded Swedish developer, manufacturer and marketer of patient monitors and defibrillator devices used in cardiac and emergency care applications. Our offer to acquire was accepted by the Artema shareholders on November 27, 2001 and we acquired all of the issued and outstanding shares of Artema on November 30, 2001. Approximately 4.15 million shares of our common stock were issued for 94.7% of the issued and outstanding shares of Artema. We have begun a process of compulsory acquisition of the remaining shares in Artema and have filed an application for de-listing of the Artema shares from the Stockholm exchange.

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     The acquisition is expected to provide us with several benefits, including the expansion of our in-hospital defibrillator product line, enhanced distribution in Europe, the Middle East and Asia, as well as an installed base of approximately 6,000 patient monitors, which may be prospects for our new Powerheart(R) Cardiac Rhythm Module.

     510(k) Approval to Market the Cardiac Rhythm Module

     On December 3, 2001, we announced that the FDA granted us 510(k) clearance to market our new second-generation Powerheart Cardiac Rhythm Module in medically supervised environments such as hospitals, medical and dental surgery centers, physician offices, clinics and nursing homes. The new Powerheart is considerably smaller in size, lower in cost and more flexible than its predecessor.


                                 RISK FACTORS

     This offering involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and results of operations. To understand the risks involved in your investment decision, you should read carefully this entire prospectus, including the risk factors and our financial statements, and the documents to which we refer you.

We have a limited operating history.

     We have a limited operating history and a history of losses, and expect to incur losses in the future. We were formed in 1991 and have been engaged primarily in organizational activities, research and development, pre-clinical testing, human clinical trials, and capital raising activities, until the introduction of our first commercial product in December 1999.

We have an accumulated capital deficit.

     We have incurred net losses of $32.9 million for the year ended December 31, 2000, $7.7 million for the year ended December 31, 1999, and $4.4 million for the year ended December 31, 1998. As of September 30, 2001, we had an accumulated capital deficit of $72.3 million, which has since increased. The development and commercialization of our products will require substantial expenditures for research and development, regulatory clearances, and the expansion of manufacturing, marketing, and sales capabilities. As a result, we anticipate that we will continue to incur losses for the foreseeable future.

Our accountants have expressed doubt about our ability to continue as a going concern.

     We received a report on our consolidated financial statements from our independent accountants for the year ended December 31, 2000 that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern without, among other things, obtaining additional financing to support expansion plans, manufacturing, research and development activities, or achieving a level of revenues adequate to support our cost structure.

Our business is subject to factors outside our control.

     Our business may be affected by a variety of factors, many of which are outside our control. Factors that may affect our business include:

     .   the success of our new product development efforts;
     .   the success of our marketing campaigns;
     .   competition;
     .   our ability to attract and retain qualified personnel;

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     .   the amount and timing of operating costs and capital expenditures necessary to maintain our business, operations, and infrastructure;
     .   governmental regulation; and
     . general economic conditions as well as economic conditions specific to the medical industry.

Our products, some of which are still under development, may not function as intended or may not be readily accepted by the market.

     We currently have three products under development -- the Powerheart AED and Powerheart Cardiac Rhythm Module, both anticipated for release in early 2002 and the Personal Wearable Defibrillator, anticipated for release in late 2003. Although defibrillation techniques are well known within the medical community worldwide and are considered to be an accepted and effective medical therapy, we cannot assure you that the market will recognize the benefits or the potential applications of our products or that the products under development will be successfully completed by their anticipated release dates, if at all, or that our future products will function properly. Even if we are able to demonstrate successfully to physicians and potential customers the benefits, safety, efficacy, and cost-effectiveness of our products, we cannot assure you that there will be sufficient market acceptance of and demand for our products to allow us to operate profitably. If we are unable to develop, market, and manufacture these products successfully, it will have an adverse effect on our ability to generate revenue.

Supply shortages can cause delays in manufacturing and delivering products.

     We rely upon unaffiliated suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources. We believe that we will be able to continue to obtain most required components and parts from a number of different suppliers, although there can be no assurance thereof. The lack of availability of certain components could require a major redesign of our products and could result in production and delivery delays.

We have issued $25.8 million in senior secured promissory notes in connection with the acquisition of Survivalink which notes are secured by all of our assets.

     In connection with the acquisition of Survivalink, we have issued senior secured promissory notes in the principal amount of $25.8 million, with simple interest payable upon maturity at the rate of 10% per annum. The maturity date of the senior secured promissory notes is eighteen months from the date of issue, subject to an automatic extension for six months upon payment of an extension fee. The senior secured promissory notes are secured by a senior blanket security interest in our assets. If we default on the senior secured promissory notes, we may become subject to claims by noteholders seeking to enforce their security interest in our assets. Such claims, if they arise, may substantially restrict or even eliminate our ability to utilize our assets in conducting our business, and may cause us to incur substantial legal and administrative costs.

The acquisition of Artema may present operating challenges to our management.

     With the acquisition of Artema, we now have operations in Sweden and in Denmark. These operations are subject to certain legal, regulatory and tax requirements specific to these countries, and as a result, could present unique operating difficulties which may distract our management and divert a significant amount of management's time and energies.

We must comply with governmental regulations and industry standards.

     We are subject to significant regulation by authorities in the United States and foreign jurisdictions regarding the clearance of our products and the subsequent manufacture, marketing, and distribution of our products once approved. The design, efficacy, and safety of our products are subject to extensive and rigorous testing before receiving marketing clearance from the FDA. The FDA also regulates the registration, listing, labeling, manufacturing, packaging, marketing, promotion, distribution, record keeping and reporting for medical devices. The process of obtaining FDA clearances is lengthy and expensive, and we cannot assure you that we will be able to

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obtain the necessary clearances for marketing our products on a timely basis, if at all. Failure to receive, or delays in receiving, regulatory clearances would limit our ability to commercialize our products, which would have a material adverse effect on our business, financial condition, and results of operations. Even if such clearances are granted by the FDA, our products will be subject to continual regulatory review. Later discovery of previously undetected problems or failure to comply with regulatory standards may result in product labeling restrictions, costly and time-consuming product recalls, withdrawals of clearances, or other regulatory or enforcement actions. Moreover, future governmental statutes, regulations, or policies, or changes in existing statutes, regulations, or policies, may have an adverse effect on the development, production, or distribution of our products.

     Any regulatory clearance, if granted, may include significant limitations on the uses for which our products may be marketed. FDA enforcement policy strictly prohibits the marketing of cleared medical devices for unapproved uses. In addition, the manufacturing processes used to produce our products will be required to comply with the Good Manufacturing Practices or "GMP" regulations of the FDA. These regulations cover design, testing, production, control, documentation, and other requirements. Enforcement of GMP regulations has increased significantly in the last several years, and the FDA has publicly stated that compliance will be more strictly scrutinized. Our facilities and manufacturing processes and those of certain of our third party contract manufacturers and suppliers, if any, will be subject to periodic inspection by the FDA and other agencies. Failure to comply with applicable regulatory requirements could result in, among other things:

     .  warning letters;
     .  fines;
     .  injunctions;
     .  civil penalties;
     .  recalls or seizures of products;
     .  total or partial suspension of production;
     . refusal of the government to grant pre-market clearance or pre-market approval for devices;
     .  withdrawal of clearances; and/or
     .  criminal prosecution.

     To market our products in certain foreign jurisdictions, we (or our distributors and agents) must obtain required regulatory clearances and approvals and otherwise comply with extensive regulations regarding safety and quality. Compliance with these regulations and the time required for regulatory reviews vary from country to country. We cannot assure you that we will obtain regulatory clearances and approvals in foreign countries, and we may be required to incur significant costs in applying for, obtaining, or maintaining foreign regulatory clearances and approvals.

We face competition in our markets.

     The domestic and international markets for external defibrillators are highly competitive. Our products will compete with a variety of existing external defibrillators that are presently in widespread use, including devices which are designed to automatically perform the diagnosis of the patient but with which therapy is manually initiated by a trained medical technician. The external defibrillation market is dominated by

     . Medtonic Physio-Control, a wholly-owned subsidiary of Medtronic, Inc.; . HeartStream, Inc. a subsidiary of Philips NV; and
     .  Zoll Medical, Inc.

     Other competitors in this market segment include GE Marquette and Laerdal Corporation. Many of the manufacturers of competing external devices:

     .  are well established in the medical device field;
     . have substantially greater experience than us in research and development, obtaining regulatory clearances, manufacturing, and sales and marketing; and
     . have significantly greater financial, research, manufacturing, and marketing resources than us.

     Other companies may develop invasive or non-invasive products capable of delivering comparable or greater therapeutic benefits than our products or which offer greater safety or cost effectiveness than our products. Furthermore, future technologies or therapies developed by others may render our products obsolete or uneconomical, and we may not be successful in marketing our products against such competitors.

We are exposed to numerous risks associated with international operations.

     We market our products in international markets. International operations entail various risks, including:

     .  political instability;
     .  economic instability and recessions;
     .  exposure to currency fluctuations;
     .  difficulties of administering foreign operations generally;
     .  reduced protection for intellectual property rights;
     . potentially adverse tax consequences; and . obligations to comply with a wide variety of foreign laws and other regulatory requirements.

Our business is dependent upon our executive officers, and our ability to attract and retain other key personnel.

     Our success is dependent in large part on the continued employment and performance of our President and Chief Executive Officer, Raymond W. Cohen, as well as other key management and operating personnel. The loss of any of these persons could have a material adverse effect on our business. We do not have key person life insurance on any of our employees other than Mr. Cohen.

     Our future success also will depend upon our ability to retain existing key personnel, and to hire and to retain additional qualified technical, engineering, scientific, managerial, marketing, and sales personnel. The failure to recruit such personnel, the loss of such existing personnel, or failure to otherwise obtain such expertise would have a material adverse effect on our business and financial condition.

We may face product liability claims.

     The testing, manufacturing, marketing and sale of medical devices subjects us to the risk of liability claims or product recalls. For example, it is possible that our products will fail to deliver an energy charge when needed by the patient, or that they will deliver an energy charge when it is not needed. As a result, we may be subject to liability claims or product recalls for products to be distributed in the future or products that have already been distributed. Although we maintain product liability insurance in the countries in which we conduct business, we cannot assure you that such coverage is adequate or will continue to be available at affordable rates. Product liability insurance is expensive and may not be available in the future on acceptable terms, if at all. A successful product liability claim could inhibit or prevent commercialization of our products, impose a significant financial burden on us, or both, and could have a material adverse effect on our business and financial condition.

Our technology may become obsolete.

     The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance our existing products and to develop new products. We cannot assure you that these efforts will be successful.

We depend on patents and proprietary rights.

     Our success will depend, in part, on our ability to obtain and maintain patent rights to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. We cannot assure you that:

     .   any additional patents will be issued to us;
     . the scope of any existing or future patents will exclude competitors or provide us with competitive advantages;
     .   any of our patents will be held valid and enforceable if challenged; or
     . others will not claim rights in or ownership to our patents and other proprietary rights held by us.

     Furthermore, others may have developed or could develop similar products or patent rights, may duplicate our products, or design around our current or future patents. In addition, others may hold or receive patents which contain claims having a scope that covers products developed by us. We also rely upon trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology. We cannot assure you that we can ultimately protect meaningful rights to our proprietary technology.

We may not be able to protect our intellectual property rights.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Such litigation, if it occurs, could result in substantial expense to us and a diversion of our efforts, but may be necessary to

     .   enforce our patents;
     .   protect our trade secrets and know-how;
     .   defend us against claimed infringement of the rights of others; or
     . determine the enforceability, scope, and validity of the proprietary rights of others.

     An adverse determination in any such litigation could subject us to significant liability to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Moreover, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. If such licenses cannot be obtained on acceptable terms, we could be prevented from marketing our products. Accordingly, an adverse determination in such litigation could have a material adverse effect on our business and financial condition.

Our stock price may be volatile.

     The market prices of many publicly traded companies, including emerging companies in the healthcare industry, have been and can be expected to be highly volatile. The future market price of our common stock could be significantly impacted by

     .  future sales of our common stock;
     .  general stock market conditions;
     . announcements of technological innovations for new commercial products by our present or potential competitors;
     .  developments concerning proprietary rights;
     .  adverse results in our field or with clinical tests;
     .  adverse litigation;
     .  unfavorable legislation or regulatory decisions;
     .  public concerns regarding our products;
     .  variations in quarterly operating results;
     . general trends in the health care industry; and . other factors outside of our control.

Our ability to issue preferred stock could adversely affect common stockholders.

     Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. Therefore, our board of directors is empowered, without stockholder approval, to issue a class of stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting power or other rights of the holders of our common stock.

Anti-takeover provisions may discourage takeover attempts.

     Provisions of the Delaware General Corporation Law and our certificate of incorporation may discourage potential acquisition proposals, or delay or prevent a change of control.

Future issuances of our common stock could cause our stock price to decline.

     We have reserved 8,800,000 shares of common stock for issuance upon the exercise of options that may be granted under our 1997 Stock Option/Stock Issuance Plan, as amended, and 1,061,101 shares for issuance upon the exercise of currently outstanding warrants. The holders of these options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options or warrants and the sale of the common stock obtained upon exercise would have a dilutive effect on our stockholders and may have a material adverse effect on the market price of our common stock.

                          FORWARD-LOOKING STATEMENTS

     This prospectus may contain forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they may discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from any expectations we describe.

     Actual results or outcomes may differ materially from those predicted in our forward-looking statements due to the risks and uncertainties inherent in our business, including risks and uncertainties in:

     .   market acceptance of and continuing demand for our products;

     .   the attainment of patent protection for any of these products;

     .   the impact of competitive products, pricing and reimbursement policies;

     . our ability to obtain additional financing to support our operations and grow our business;

     .   the development of our products;

     .   obtaining and maintaining regulatory approval where required; and

     .   changing market conditions and other risks detailed below.

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

     You should read and interpret any forward-looking statements together with the following documents:

     . our most recent annual report on Form 10-K, our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC since January 1, 2001 and our proxy statement for our annual meeting of stockholders held on September 21, 2001;

     . the risk factors contained in this prospectus under the caption "Risk Factors"; and

     .  our other filings with the SEC.

     Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 2000, including specified information in our definitive proxy statement in connection with our 2001 annual meeting of stockholders;

     2. Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2001, June 30, 2001 and September 30, 2001;

     3. Our current reports on Form 8-K filed January 16, 2001, March 23, 2001, March 26, 2001, September 27, 2001, and October 25, 2001, and on Form K/A filed October 25, 2001;

     4. The description of our capital stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such descriptions; and

     5. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2000.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                             Cardiac Science, Inc.
                             16931 Millikan Avenue
                             Irvine, California 92606
                                (949) 587-0357

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

                           Attn:  Investor Relations

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NO SELLING STOCKHOLDER IS AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                             PLAN OF DISTRIBUTION

     We are registering all 19,734,000 shares on behalf of the selling stockholders. We issued all of the shares to the selling stockholders in private placement transactions. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "selling stockholders"), may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market, through put or call option transactions relating to the shares, a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

     . an exchange distribution in accordance with the rules of the respective exchange;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     .  in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.

     The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Cardiac Science will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

     Cardiac Science will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     . the name of each such selling stockholder and of the participating broker-dealer(s);

     .  the number of shares involved;

     .  the price at which such shares were sold;

     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     .  other facts material to the transaction.

                             SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each selling stockholder. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of Cardiac Science's outstanding shares of common stock. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                     Shares Beneficially Owned
                                                     Prior to This Offering (1)                    Number of
                                                 -----------------------------------------
                                                                        Percentage of               Shares
                                                                         Common Stock           Registered for
Name of Selling Stockholder                          Number              Outstanding              Sale Hereby
----------------------------------------------   --------------    -----------------------   --------------------
Domain Partners IV, L.P. (a)                         5,969,169              9.0%                    4,884,060
EquityFourLife (Bahamas) Ltd. (b)                    5,750,000              8.7%                    2,000,000
Maltena Anstalt (Corp.)                              1,200,000              1.8%                    1,200,000
Euram Cap Strat "A" Fund Limited                       750,000              1.1%                      750,000
HFC-Cadent, L.P. (c)                                 3,170,960              4.8%                      750,000
Walter Villiger                                      2,483,750              3.7%                    1,800,000
ACCPAC Holdings Limited (d)                            810,500              1.2%                      437,500
RJ Custodians Pty Ltd.                                 380,000               *                        300,000
Cleveland Overseas, Ltd.                               250,000               *                        250,000
URSUS Offshore, Ltd                                    329,090               *                        250,000
URSUS Capital, L.P.                                    334,010               *                        250,000
Thomas Girschweiler (e)                              1,478,100 (2)          2.2%                    1,000,000
Lava Investments Limited (f)                           727,820 (3)          1.1%                      187,500
DP IV Associates, L.P. (a)                             141,942               *                        115,940
Karl-Heinz Illenseer                                   138,000               *                        138,000
Boston Pipes, LLC                                      100,000               *                        100,000
Trafina Privatbank AG                                  170,000 (4)           *                        150,000
Erhard Lee                                             137,400               *                         50,000
Eddy Kauffmann                                          50,000               *                         50,000
Clariden Biotechnology Equity Fund                     225,000               *                         25,000
Peter Arnold                                            32,000               *                         16,000
ABYDOS & Co.                                         2,465,000              3.7%                    2,465,000
Special Situations Private Equity Fund, L.P.           740,000              1.1%                      740,000
Langley Partners, LP                                   500,000               *                        500,000
Gryphon Master Fund                                    500,000               *                        500,000
Permal Essex Global Healthcare, Ltd.                   200,432               *                        200,432
CC Growth Global Life Sciences, Ltd.                   184,576               *                        184,576
CC Growth Global Life Sciences I, Ltd.                  65,200               *                         65,200
CC Growth Global Life Sciences II, Ltd.                 42,720               *                         42,720
Essex Global Life Sciences Fund II, L.P.                38,427               *                         38,427
The Baetis Fund, L.P.                                    7,504               *                          7,504
Essex Life Sciences Fund, L.P.                           6,141               *                          6,141
Batchelder Partners, Inc. (g)                           50,000               *                         50,000
Stradling Yocca Carlson & Rauth (h)                    150,000               *                        150,000
Breslow & Walker LLP (i)                               305,563 (5)           *                         40,000
Gianfranco Buchbinder (j)                               30,000               *                         30,000
Sally Bales (k)                                         10,000               *                         10,000

____________________________
* Indicates less than 1%

(1) "Prior to this Offering" means prior to the offering by the selling stockholders of the securities registered under this S-3 for resale.
(2) Includes 50,000 shares of common stock underlying currently exercisable warrants.
(3) Includes 25,000 shares of common stock underlying currently exercisable warrants.
(4) Includes 20,000 shares of common stock underlying currently exercisable warrants.

(5) Includes 262,500 shares of common stock underlying currently exercisable warrants.
(a) Domain Partners IV, L.P. and DP IV Associates, L.P. have the same general partner--One Palmer Square Associates IV, LLC ("OPSA IV").
    Brian Dovey (a director of Cardiac Science), is a managing member of OPSA
    IV. Domain Partners IV, and DP IV Associates are considered part of the same control group.
(b) Erich Sager, a director of EquityFourLife (Bahamas) Ltd., is also a director of Cardiac Science.
(c) Includes 186,347 shares of common stock owned by HFC-Cadent Hunt, L.P., considered part of the same control group as HFC-Cadent, L.P.
(d) Accpac Holdings Limited received 37,500 shares for finders' fees, which are included in shares registered for sale hereby.
(e) Thomas Girschweiler received 300,000 shares for finders' fees, which are included in shares registered for sale hereby.
(f) Lava Investments Limited received 37,500 shares for finders' fees, which are included in shares registered for sale hereby.

(g) In 2000, Batchelder Partners, Inc. provided the Company with financial advice relating to the Company's mergers and acquisition activities.

(h) Stradling Yocca Carlson & Rauth is the Company's outside legal counsel.

(i) Breslow & Walker LLP has provided the Company with legal advice and was the Company's general counsel in 2000 and 2001.

(j) In 2001, Gianfranco Buchbinder was an independent distributor for the Company in Europe.

(k) In 2001, Sally Bales was an independent marketing consultant for the Company.

                                 LEGAL MATTERS

     The validity of the securities offered in this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Stradling Yocca Carlson & Rauth owns 150,000 of common stock of the Company. The resale of such shares is covered by this prospectus.

                                    EXPERTS

     The financial statements incorporated in the prospectus by reference to the Annual Report on Form 10-K of Cardiac Science, Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Cardiac Science Inc.'s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.


                              19,734,000 SHARES

                             CARDIAC SCIENCE, INC.

                                 COMMON STOCK

                             ____________________

                                  PROSPECTUS

                             ____________________

                               JANUARY 10, 2002